March 19, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Sound Point Meridian Capital, Inc. (the “Company”); File No.: 811-23881

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of the Company please find:

(i)	a copy of the Company’s executed fidelity bond issued by Travelers in the amount of $5,000,000 (attached as Exhibit A); and

(ii)	a secretary’s certificate certifying the resolutions of the Company’s Board of Directors approved at a meeting held on February 5, 2025, including all of the directors who are not “interested persons” of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the fidelity bond (attached as Exhibit B).

Please be advised that the fidelity bond premium has been paid for the period from March 19, 2025 to March 19, 2026.

Sincerely,

/s/ Ujjaval Desai
Ujjaval Desai
Chief Executive Officer

Exhibit A

BINDER OF INSURANCE
Renewal

I. **DATE:** January 31, 2025

II. **POLICY NUMBER:** 108024924 **RENEWAL OF POLICY NUMBER:** 108024924

III. **NAME & ADDRESS OF INSURED:**

SOUND POINT MERIDIAN CAPITAL, INC.
375 PARK AVE 34TH FL
NEW YORK, NY 10152-3804

IV. **INSURER:** Travelers Casualty and Surety Company of America

X Admitted ____ Non-Admitted

V. **TYPE OF COVERAGE:** Investment Company Bond

VI. **POLICY PERIOD:** March 19, 2025 to March 19, 2026

VII. **LIMIT OF LIABILITY: (Inclusive of defense costs, charges & expenses)**
(Each Claim / In the Aggregate)

INVESTMENT COMPANY BOND:

Insuring Agreement	**Single Loss Limit of Insurance**	**Single Loss Deductible Amount**
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$5,000,000	$0
Coverage A.2. Restoration Expenses	$5,000,000	$25,000
B. ON PREMISES	$5,000,000	$25,000
C. IN TRANSIT	$5,000,000	$25,000
D. FORGERY OR ALTERATION	$5,000,000	$25,000
E. SECURITIES	$5,000,000	$25,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$5,000,000	$25,000
G. CLAIM EXPENSE	$50,000	$0
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$500,000	$25,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$5,000,000	$25,000
Coverage I.2. Fraudulent Instructions	$5,000,000	$25,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$500,000	$25,000

If "Not Covered" is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

VIII. **RETENTIONS: (Inclusive of defense costs, charges & expenses) (Each Claim)**

See Above

IX. **PREMIUM: (One Year)**

$7,664

X. **POLICY FORM NO.:** IVBB-15001-0116 Investment Company Bond Declarations – **As Expiring**
IVBB-16001-0116 Investment Company Bond – **As Expiring**

XI. **ADDITIONAL TERMS & CONDITIONS**

DISCOVERY PERIOD FOR BOND COVERAGE:
Additional Premium Percentage: 100% of the annualized premium
Additional Months: 12 months

ENDORSEMENTS

AFE-19002-0119 – **As Expiring**	New York Free Trade Zone Filing Exemption and Class Code Disclosure
IVBB-17022-1019 – **As Expiring**	New York Insurance Mandatory Regulation 209 Endorsement
IVBB-18023-1217 – **As Expiring**	New York Cancelation, Termination, Change or Modification Endorsement
IVBB-19002-0116 – **As Expiring**	Social Engineering Fraud Insuring Agreement
IVBB-19005 Ed. 01-16 – **As Expiring**	ADD OR DELETE INSUREDS ENDORSEMENT • Sound Point Meridian Capital, LLC and • Sound Point Meridian Master Fund LP
IVBB-19010-0116 – **As Expiring**	Unauthorized Signature Endorsement
IVBB-19038-0422 – **As Expiring**	Global Coverage Compliance Endorsement
IVBB-19044-0518 – **As Expiring**	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319 – **As Expiring**	Replace General Agreement A. Organic Growth Endorsement
IVBB-19046-0919 – DELETED	**Amend Limit Of Insurance Under This Bond And Prior Insurance Endorsement**

XII. **SUBJECT-TO-INFORMATION:**

None

THIS INDICATION IS SUBJECT TO THE RECEIPT, REVIEW AND UNDERWRITING ACCEPTANCE OF THE ABOVE REQUESTED INFORMATION. IF THE ABOVE SUBJECT - TO - INFORMATION REPRESENTS A MATERIAL CHANGE IN THE RISK AS DEEMED BY THE UNDERWRITER, THE UNDERWRITER HAS THE RIGHT TO MODIFY OR WITHDRAW THIS INDICATION. Claims Made and Reported - Awareness Disclosure Prior to expiration of your current policy which this quote and coverage provided hereunder would be replacement of said current coverage, it is very important that you inform the insured of the following prior to binding coverage under this quotation: Any claim, investigation, demand, threatened claim, or complaint (including EEOC complaints if the policy in question includes Employment Practices Liability Coverage) that has been made during the policy period of the current policy must be reported prior to the expiration date of the current policy. Because the coverage is Claims - Made and Reported, claims will only be covered if they are reported during the policy period in which the claim is made. (See the policy’s “Notice” or “Claims Reporting” provision for any possible post - policy reporting windows.) Although not always required, you may also want to give your carrier notice of any circumstances that may give rise to a Claim before the conclusion of the policy period in order to preserve any rights you may have to coverage for future Claims under your current policy. Circumstances that may give rise to a Claim include investigations, demands, threatened Claims or litigation against any insured person or entity that are not yet “Claims” under your Policy. See your policy’s “Claim” definition, “Notice” and/or “Claims Reporting” provisions for the specific terms of coverage and any possible post - policy reporting windows that may be available. If you have any questions about whether a particular matter is a Claim or a potential future Claim under your Policy, or whether reporting is required, please contact us immediately. Premium Payment (for accounts being bound) PLEASE BE ADVISED THAT MANY CARRIERS WILL NOT FLAT CANCEL ANY POLICIES. PLEASE BE AWARE THAT BY ACCEPTING AN OFFER TO BIND, YOUR OFFICE ASSUMES RESPONSIBILITY FOR ANY PRO - RATA, SHORT - RATE OR MINIMUM EARNED PREMIUM OR IF THE POLICY IS NONCANCELLABLE, THE FULL PREMIUM SHOULD THE INSURED ELECT TO CANCEL POST - BINDING, REGARDLESS OF WHETHER PREMIUM IS COLLECTED FROM THE INSURED. If you do not have confidence that the Insured will remit the premium to you, we advise you to require it prior to binding. Regardless, if your office orders the coverage and it is bound for this policy of insurance you are guaranteeing payment to ARC Excess & Surplus, LLC for the full amount.

TRAVELERS

SelectOne+®

Gregory M Joseph
PO Box 2950
Hartford, CT 06104-2950
Phone: (929) 656-0088
Email: GMJOSEPH@travelers.com

March 14, 2025

ROBERT CAVALLARO
ARC EXCESS & SURPLUS LLC
113 S SERVICE RD
JERICHO, NY 11753

RE:	**Insured Name:**	SOUND POINT MERIDIAN CAPITAL, INC
	Binder Type:	Informational
	Product:	**INVESTMENT COMPANY BOND** IVBB-15001 (01-16)
	Bond Number:	108024924
	Bond Period:	March 19, 2025 to March 19, 2026
	Binder Expiration Date:	April 13, 2025

Dear ROBERT CAVALLARO:

On behalf of **Travelers Casualty and Surety Company of America** we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$5,000,000	$0
Coverage A.2. Restoration Expenses	$5,000,000	$25,000
B. ON PREMISES	$5,000,000	$25,000
C. IN TRANSIT	$5,000,000	$25,000
D. FORGERY OR ALTERATION	$5,000,000	$25,000
E. SECURITIES	$5,000,000	$25,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$5,000,000	$25,000
G. CLAIM EXPENSE	$50,000	$0
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$500,000	$25,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$5,000,000	$25,000
Coverage I.2. Fraudulent Instructions	$5,000,000	$25,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$500,000	$25,000

If *"Not Covered"* is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of

LTR-19040 Ed. 01-16 Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage: 100% of the annualized premium
Additional Months: 12 months

TOTAL ANNUAL PREMIUM - $7,664.00
(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$7,664.00	$0.00	$0.00	$7,664.00	$7,664.00

BOND FORMS APPLICABLE:

IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

AFE-19002-0119	New York Free Trade Zone Filing Exemption and Class Code Disclosure
IVBB-17022-1019	New York Insurance Mandatory Regulation 209 Endorsement
IVBB-18023-1217	New York Cancelation, Termination, Change or Modification Endorsement
IVBB-19002-0116	Social Engineering Fraud Insuring Agreement
IVBB-19005-0116	Add or Delete Insureds Endorsement
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until April 13, 2025. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by April 13, 2025 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

NOTES:

NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

LTR-19040 Ed. 01-16
Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Important Notice Regarding Compensation Disclosure For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html If you prefer, you can call the following toll - free number: 1 - 866 - 904 - 8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104 - 2950. Sincerely, Gregory M Joseph Travelers Bond & Specialty Insurance LTR - 19040 Ed. 01 - 16 © 2016 The Travelers Indemnity Company. All rights reserved. Page 3 of 3

Exhibit B

Secretary’s Certificate

March 19, 2025

The undersigned, being duly appointed as Secretary of Sound Point Meridian Capital, Inc. (the “Company”), a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby certifies that:

(i) this Certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of each Company’s fidelity bond pursuant to Rule 17g-1 of the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing;

(ii) the resolutions set forth below are true and correct copies of the resolutions adopted by the Board of Directors of the Company (the “Board of Directors”), including a majority of the directors who are not “interested persons”, as defined in Section 2(a)(19) of the 1940 Act, of the Companies, on February 5, 2025; and

(iii) these resolutions have not been amended or superseded in any way as of the date of this Certificate:

RESOLVED, that the Company shall be named as an insured under a fidelity bond having an aggregate coverage in such amount as may be required by the rules promulgated under the 1940 Act, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the fidelity bond, in the amount, type, form and coverage, as shall be determined by any of the officers of the Company, to be consistent with the applicable rules promulgated under the 1940 Act and the terms discussed at the meeting, be, and the same hereby is, approved by (1) the Board of Directors and (2) the Independent Directors after consideration of all factors deemed relevant by the Board of Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio;

RESOLVED, that the Company’s payment of a premium for the fidelity bond with the range discussed at the meeting be, and the same hereby is, approved by (1) the Board of Directors and (2) the Independent Directors;

RESOLVED, that the Chief Executive Officer of the Company be, and hereby is, authorized to obtain said fidelity bond in substantially the form discussed at the meeting under said bond providing for the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS THEREOF, I have executed this Certificate as of the date first written above.

/s/ Andrea Sayago
Andrea Sayago
Secretary